FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TR

TRILLIUM THERAPEUTICS TO PRESENT AT INVESTOR AND SCIENTIFIC
CONFERENCES IN SEPTEMBER

Toronto, Ontario, August 23, 2016 – Trillium Therapeutics Inc. (NASDAQ: TRIL; TSX: TR), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, announced today that the company is scheduled to present an update on the company’s programs and progress at several upcoming conferences.

Investor Conferences:

  Ladenburg Thalmann 2016 Healthcare Conference
  Presenter: Dr. Niclas Stiernholm, Chief Executive Officer
  Date and Time: September 27, 2016 at 1:30 p.m. EDT
  Location: Hotel Sofitel, New York City

  Leerink Partners Roundtable Series: Rare Disease & Immuno-Oncology
  Presenter: Dr. Niclas Stiernholm, Chief Executive Officer
  Date and Time: Thursday, September 29, 2016 at 8:00 a.m. EDT
  Location: Lotte New York Palace Hotel, New York City

A live audio webcast of each presentation will be available under the investor relations section of Trillium’s website at www.trilliumtherapeutics.com. A replay of the presentations will be available following each event.

Scientific Conference

  Second CRI-CIMT-EATI-AACR International Cancer Immunotherapy Conference: Translating Science into Survival
  Presenter: Dr. Natasja Nielsen Viller
  Date and Time: September 26, 2016 at 5:15 p.m. EDT
  Location: Americas Hall I, New York Hilton Midtown, New York City

About Trillium Therapeutics

Trillium Therapeutics Inc. is a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s lead program, SIRPaFc (TTI-621), is a fusion protein that consists of the CD47-binding domain of human SIRPa linked to the Fc region of a human immunoglobulin. It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. A Phase 1 clinical trial (NCT02663518) evaluating SIRPaFc is ongoing. Trillium also has a proprietary medicinal chemistry platform, using unique fluorine chemistry, which permits the creation of new chemical entities from validated drugs and drug candidates with improved pharmacological properties. Stemming from this platform, the company’s most advanced preclinical program is an orally-available bromodomain inhibitor, followed by an epidermal growth factor receptor antagonist with increased uptake in the brain. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release may contain forward-looking statements, which reflect Trillium’s current expectation regarding future results, events or developments. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such risks and uncertainties are described in the company’s ongoing quarterly and annual reporting. Except as required by applicable securities laws, Trillium undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Company Contact:
James Parsons
Chief Financial Officer
Trillium Therapeutics Inc.
416-595-0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com

Investor and Media Relations:
Mark Corbae
Canale Communications for Trillium Therapeutics
619-849-5375